SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2020

Commission File Numbers: 001-15170; 001-35541

GlaxoSmithKline plc	GlaxoSmithKline Capital plc
(Name of registrant)	(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS	980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-223982 AND 333-223982-02) OF GLAXOSMITHKLINE PLC AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

GlaxoSmithKline plc and GlaxoSmithKline Capital plc. hereby incorporate by reference the following exhibits to this report on Form 6-K into their Registration Statement on Form F-3 (File Nos. 333-223982 and 333-223982-02).

Exhibit No.	Description of Document

5.1	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to GlaxoSmithKline plc and GlaxoSmithKline Capital plc

5.2	Opinion of Cleary Gottlieb Steen & Hamilton LLP, special English counsel to GlaxoSmithKline plc and GlaxoSmithKline Capital plc

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

GlaxoSmithKline plc and

GlaxoSmithKline Capital plc

(Registrants)

Date: October 1, 2020

By:	/s/ Iain Mackay
Name:	Iain Mackay
Authorized Signatory for and on behalf
of GlaxoSmithKline plc and
GlaxoSmithKline Capital plc